Issuer Free Writing Prospectus dated January 22, 2015

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated January 20, 2015

Registration No. 333-198625

Relating to 462(b) Registration Statement dated January 22, 2015

Registration No. 333-201649

Euronav NV

16,260,000 Ordinary Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus (the “Preliminary Prospectus”) included in the registration statement on Form F-1 (Commission File No. 333-198625). The following information supplements and updates the information contained in the Preliminary Prospectus.

To review a filed copy of our registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1604481/000119312515013927/d718227df1a.htm.

Offering Size:	The size of the offering has been increased to 16,260,000 ordinary shares (18,699,000 ordinary shares if the underwriters exercise their option to purchase additional shares in full).

Price to public:	$12.25 per ordinary share

Trade date:	January 23, 2015

Closing date:	January 28, 2015

Ordinary shares outstanding immediately after the offering: [1]	147,310,666 ordinary shares (149,749,666 ordinary shares, if the underwriters exercise their option to purchase additional shares in full).

Net proceeds to us:	We will receive net proceeds of approximately $182.8 million from this offering (approximately $210.8 million if the underwriters’ option to purchase additional shares is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us.

Use of proceeds:	We intend to use the net proceeds of this offering for general corporate purposes and working capital, which may include the acquisition of additional new or secondhand vessels. We can provide no assurance that we will be able to identify additional vessels to acquire or that we will be able to complete the acquisition of vessels that we are able to identify. In addition, we may use all or a portion of the net proceeds of this offering to repay some of our existing indebtedness. We have not determined which, if any, of our indebtedness we would so repay, or the amount of any repayment.

As further adjusted capitalization:	Based on the offering price of $12.25 per ordinary share, and otherwise calculated on the same basis as the calculations in the Preliminary Prospectus, as of September 30, 2014, on an as further adjusted basis, our total cash would have been $463.3 million, our total shareholders’ equity would have been $1,659 million and our total capitalization would have been $3,259 million.

[1]	Excludes (i) 12,297,071 ordinary shares (consisting of 9,459,286 ordinary shares relating to the contribution of the principal amount and, at our option, up to 2,837,785 ordinary shares relating to the payment of interest in shares over five years) that we may issue at or following the closing of this offering if we exercise our option to force a conversion of our outstanding perpetual convertible preferred equity securities and (ii) 1,147,621 ordinary shares issuable upon conversion of our outstanding Convertible Notes due 2015.

Dilution:	After giving effect to the sale of 16,260,000 ordinary shares by us in this offering at an initial offering price of $12.25 per share, the issuance of up to 12,297,071 ordinary shares (consisting of 9,459,286 ordinary shares relating to the contribution of the principal amount and, at our option, up to 2,837,785 ordinary shares relating to the payment of interest in shares over five years) that we may issue at or following the closing of this offering if we exercise our option to convert our remaining 30 outstanding perpetual convertible preferred equity securities and deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters’ option to purchase additional shares is not exercised, the pro forma net adjusted tangible book value as of September 30, 2014 would have been $1,659 million, or $10.45 per share. This represents an immediate dilution in net tangible book value of $0.81 per share to existing shareholders and an immediate dilution of net adjusted tangible book value of $2.49 per share to new investors.

CUSIP (TEMPORARY):	B38564 124

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting:

Deutsche Bank Securities, Inc.

Attention: Prospectus Group

60 Wall Street

New York, New York 10005

United States of America

or by calling: +1 (800) 503-4611

or by email: prospectus.cpdg@db.com

Citigroup Global Markets Inc.

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

United States of America

or by calling: +1 (800) 831-9146

J.P. Morgan Securities LLC

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

United States of America

or by calling: +1 (866) 803-9204

Morgan Stanley & Co. LLC

Attention: Prospectus Department

180 Varick Street, 2nd Floor

New York, New York 10014

United States of America

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.